THE KOREA FUND, INC.

BY EDGAR

February 3, 2014

Division of Investment Management

Securities and Exchange Commission

100 F Street NE

Washington, DC 20549-8626

Attn: Ms. Christina L. DiAngelo Fettig

Re:	The Korea Fund, Inc.
(File Nos. 033-58941 and 811-04058)

Dear Ms. DiAngelo Fettig:

Reference is made to a teleconference held on Thursday, January 9, 2014, at 3:00 p.m., during which the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) delivered comments to The Korea Fund, Inc. (the “Fund”) relating to certain Edgar filings made by the Fund on Forms N-PX, N-CSR and N-SAR. This letter responds to those comments. The Staff noted that certain comments would apply to future filings on behalf of the Fund. The responses below provide information regarding changes that will be implemented to certain Edgar filings in the future as recommended by the Staff.

1.	Comment: In connection with the review of the Fund’s amended Form N-PX filing that was made on August 28, 2013, the Staff requested an explanation for the amendment.

Response:

The Fund filed an amended Form N-PX on August 28, 2013 to remove an incorrect address for the Fund. In the future, should an amendment be filed, the Fund will include correspondence describing the changes being made in the amendment.

2.	Comment: The Staff noted that Note 1(e) of the Fund’s June 30, 2013 Annual Report did not indicate whether any Korean transaction taxes had been paid by the Fund during the period.

Response:

No Korea transaction taxes were paid by the Fund for the fiscal year ending June 30, 2013. In the future, when no taxes are paid, the Fund will so state in the notes to financial statements.

3.	Comment: The Staff noted that Note 6 of the Fund’s June 30, 2013 Annual Report provides the total number of shares repurchased and total cost, inclusive of commissions, through the Fund’s discount management program. The Staff recommended that the Fund add to this disclosure the per share commission charge paid.

Response:

The Fund will include the per share commission charges in connection with the Discount Management Program in future shareholder reports.

ALLIANZ GLOBAL INVESTORS FUND MANAGEMENT LLC

Securities and Exchange Commission

February 3, 2014

4.	Comment:

The Staff noted the last two lines of PricewaterhouseCoopers’ (“PwC”) statement of internal controls were not included. The Staff acknowledged this may be an Edgarization issue.

Response:

The two lines that were cut from the filing contained PwC’s address (city and state) and did not include any material information. Going forward, the Fund will be mindful of the possibility that information may be dropped from the document during the Edgarization process and will take reasonable steps to prevent that from happening.

Tandy Representation

As requested, on behalf of the Fund, we acknowledge that: (i) the Commission is not foreclosed from taking any action with respect to this filing; (ii) the Commission’s staff’s review of this filing, under delegated authority, does not relieve the Fund from its full responsibility for the adequacy and accuracy of the disclosure in this filing; and (iii) the Fund will not assert the Commission’s staff’s review as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. As indicated in the Commission’s June 24, 2004 release regarding the public release of comment letters and responses, you are requesting such acknowledgements from all companies whose filings are being reviewed, and this request and these acknowledgements should not be construed as suggesting that there is an inquiry or investigation or other matter involving the Fund.

*****

Please direct any questions you may have with respect to the foregoing to me at 212-739-3369 or to Lawrence Altadonna, Chief Financial and Accounting Officer of the Fund, at 212-739-3371.

Very truly yours,

Brian S. Shlissel President and Chief Executive Officer

cc:	Thomas Harter

Thomas J. Fuccillo, Esq.

Angela Borreggine, Esq.

Jason E. Brown, Esq.